NEWS RELEASE

December 19, 2007	Release 15-2007

WESTERN COPPER’S CARMACKS COPPER PROJECT ACHIEVES MAJOR PERMITTING MILESTONE

Western Copper Corporation (the “Company”) is pleased to announce that a major permitting milestone has been achieved for its Carmacks Copper Project with the release of the Yukon Environmental and Socio-economic Assessment Board (YESAB) draft Screening Report and Recommendation.

The YESAB draft Screening Report recommends that the Carmacks Copper Project proceeds, subject to the terms and conditions of the mitigative factors outlined in the report.

YESAB issued the draft report for public comment on Monday, December 17, 2007 and requests that comments be received by January 16, 2008. Following receipt of public comments YESAB will assess the comments and determine if additional information is needed before finalizing the report. The full report is available on the YESAB website.

Western Copper Corporation looks forward to continuing discussions in 2008 with the Yukon Government regarding the issue of a Quartz Mining License and the commencement of project development. The Company is also committed to further discussions in the New Year with the Little Salmon Carmacks First Nation and other stakeholders with a view to moving the Carmacks Copper Project forward.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Contact

Chiara Orrigoni	Dale Corman
Investor Relations & Corporate Communications	Chairman & Chief Executive Officer
Phone: 604.684.9497	Phone: 604.684.9497
Email: info@westerncoppercorp.com	Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM